UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)

Date: March 24, 2014	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

20 March 2014

CSR plc

(the “Company”)

Announcement of the allotment of ordinary shares

in the Company to Person Discharging Managerial Responsibility

The Company announces that on 20 March 2014, following a determination by the Remuneration Committee of the Company and pursuant to an automatic right granted under the CSR plc Amended and Restated Employee Share Purchase Plan, 3,424 ordinary shares, par value £0.001, in the Company were allotted to Mr Adam Dolinko, a PDMR, at a fair market value per ordinary share of $4.3809, applying funds which Mr Dolinko had saved through the accumulation period. Mr Dolinko retained all of these shares. Following this transaction, Mr Dolinko holds 84,824 ordinary shares in the Company.

ENDS